FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month August 2024 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On August 7, 2024, the Registrant Announces its 2024 Technical Global Symposium to
Showcase Analog Technology Advancements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: August 7, 2024	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower
Semiconductor

Where **Analog** and **Value** Meet

Empowering the Future: Tower Semiconductor Announces 2024 Technical Global
Symposium to Showcase Analog Technology Advancements

MIGDAL HAEMEK, Israel, August 07, 2024 – Tower Semiconductor (NASDAQ/TASE: TSEM), the leading foundry of high value analog semiconductor solutions, today announced its annual Technical Global Symposium (TGS) for 2024. This year's events will be held in person at two locations worldwide—USA and China—and will explore the theme "Empowering the Future: Analog Technology Innovations Shaping Our World.

The event will cover key topics such as AI's transformative impact on various industries, technology megatrends, and Tower’s pioneering solutions in connectivity, power applications and digital imaging. Attendees will learn how Tower's advanced platforms and design enablement services foster innovation, enabling businesses to efficiently and accurately turn concepts into reality.

The conferences will feature a keynote session by Tower’s CEO, Mr. Russell Ellwanger, and in-depth technology sessions led by the company’s experts. These sessions will provide insights into Tower's best-in-class RF SOI, SiGe, SiPho, power management, imaging and non-imaging sensors, and displays technology offerings, as well as its leading design enablement services.

Additionally, the Company is excited to host invited talks by industry leaders Innolight (TGS China) and Nvidia (TGS US), who will share their expertise in optical communication and AI innovations, showcasing the latest advancements that are shaping the future of technology.

TGS events provide an exceptional opportunity for in-person networking and learning, offering numerous chances for direct engagement between current and prospective customers and Tower's executives and technical experts. We look forward to fostering these valuable interactions.

The 2024 TGS events will be hosted on the following dates and locations:
• Shanghai, China – September 24, 2024 (registration is now open)
• Santa Clara, California – November 20, 2024
For additional information, agenda and registration, please visit the event page here.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), photonics, and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor owns two facilities in Israel (150mm and 200mm), two in the U.S. (200mm), two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo, shares a 300mm facility in Agrate, Italy, with ST as well as has access to a 300mm capacity corridor in Intel’s New Mexico factory. For more information, please visit: www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Tower Semiconductor Company Contact: Shoko Saimiya | shoko.saimiya@towersemi.com
Tower Semiconductor Investor Relations Contact: Noit Levy | +972-4-604-7066 | noitle@towersemi.com